OMB APPROVAL
OMB Number: 3235-0116
Expires: March 31, 2003
Estimated average burden hours per response: 8

Form 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of December, 2002

CONVERIUM HOLDING AG

(Translation of registrant’s name into English)

Baarerstrasse 8
CH-6300 Zug
Switzerland
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X]    Form 40-F [   ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [   ] No [X]

If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- Not Applicable

SIGNATURES
Converium Holding Ltd, Zug

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CONVERIUM HOLDING AG

By:	/s/ Dirk Lohman Name: Dirk Lohman Title: CEO

By:	By: /s/ Christian Felderer Name: Christian Felderer Title: Group General Counsel

Date: December, 19th, 2002

Converium Holding Ltd, Zug

Zug, Switzerland — December 19, 2002 — Converium Holding Ltd, informs on pricing of US$200,000,000 of Subordinated Notes.

Converium Holding Ltd reports that its finance company affiliate Converium Finance S.A. has priced US$200,000,000 of 30-year subordinated notes in an underwritten syndicated offering led by Merrill Lynch & Co. as sole bookrunner.

Converium Holding Ltd and Converium Ltd, jointly and severally, will guarantee, on a subordinated basis, payments on the notes.

The guaranteed subordinated notes due 2032 will be listed on the New York Stock Exchange under the ticker symbol CHF and traded in denominations of US$25. The notes are callable from 2007.

The securities are expected to be rated Baa1/BBB+ by Moody’s and Standard & Poor’s, respectively, on the issuance date anticipated to be December 23, and carry a 8.25% coupon, payable quarterly.

Esther Gerster Head of Corporate Communications	Adrian German Investor Relations

esther.gerster@converium.com	adrian.german@converium.com

Phone: +41 (0) 1 639 99 20 Fax: +41 (0) 1 639 79 20	Phone: +41 (0) 1 639 91 37 Fax: +41 (0) 1 639 71 37